Exhibit 8.2

SNYDER & HALLER, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

State Tax Opinion

August 3, 2004

Board of Directors

SI Financial Group, Inc.

803 Main Street

Willimantic, Connecticut 06226

Dear Board Members:

You have asked our opinion regarding certain Connecticut income tax consequences of the proposed minority stock issuance (the “Offering”) by SI Financial Group, Inc., a federally chartered mid-tier holding company (the “Company”), pursuant to a Plan of Reorganization and Minority Stock Issuance adopted by the Board of Organizers on December 10, 2003, as amended and restated on June 8, 2004 and July 21, 2004 (the “Plan”). All other capitalized terms used but not defined in this letter shall have the meanings assigned to them in the Plan.

In connection with the opinions expressed below, we have examined and relied upon originals or copies certified or otherwise identified to our satisfaction, of the Plan, the Prospectus, and of such corporate records of the parties to the Offering as we have deemed appropriate. We have also relied, without independent verification, upon the representations of the Company included in a Certificate of Representations dated August 3, 2004. We have assumed that such representations are true and that the parties to the Offering will act in accordance with the Plan. We express no opinion concerning the effects, if any, of variations from the foregoing.

The proposed transaction and its federal tax consequences are described in an opinion letter dated August 3, 2004, from Muldoon Murphy Faucette & Aguggia LLP (the “Federal Opinion Letter”) stating that:

1.	the Company will recognize no gain or loss upon its receipt of 100% of the common stock of Savings Institute Bank and Trust Company (the “Bank”) from SI Bancorp, MHC (the “MHC”); and

2.	the MHC will recognize no gain or loss upon its transfer of 100% of the common stock of the Bank to the Company.

30 Atwood Street • Hartford • Connecticut • 06105-1801 • 860 249-3900 • 860 247-8071 FAX

3.	it is more likely than not that the fair market value of the non-transferable subscription rights to purchase shares of common stock of the Company to be issued to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members is zero (the “Subscription Right”) and, accordingly, that no income will be realized by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members upon the issuance to them of the Subscription Rights or upon the exercise of the Subscription Rights;

4.	it is more likely than not that the tax basis to the holders of shares of common stock purchased in the offering pursuant to the exercise of the Subscription Rights will be the amount paid therefor, and that the holding period for such shares of common stock will begin on the date of completion of the Offering and;

5.	the holding period for shares of common stock purchased in the Community Offering or Syndicated Community Offering will begin on the day after the date of the purchase.

The facts, assumptions and representations and the federal tax consequences set forth in the Federal Opinion Letter are incorporated in this opinion letter by reference as if fully set forth herein. References and abbreviations used in the Federal Opinion Letter are also used herein.

OPINION

Based on the foregoing, we are of the opinion that, for purposes of the Connecticut Corporate Business Tax and individual income tax only:

1.	No gross income, gain or loss will be recognised by the Company, the Bank, or Mutual Holding Company, as a result of the Offering. Pursuant to Section 12-213(a)(9) of the Connecticut General Statutes, Connecticut taxable gross income is based on income as calculated pursuant to the Internal Revenue Code of 1986, as amended (the “Code”).

2.	No gross income, gain or loss will be recognized by any entity or natural person holding a deposit account with the Bank as a result of the non-transferable subscription rights to purchase the common stock of the Company in accordance with the Plan provided that the non-transferable subscription rights have no value to the extent set forth in the Federal Tax Opinion of Muldoon Murphy Faucette & Aguggia LLP.

With respect to the Connecticut tax treatment of the Offering, we do not express an opinion as to the sales and use, property, conveyance, or any other non-income tax consequences thereof.

We base our opinion upon the Connecticut General Statutes and the Code, the regulations issued thereunder, and relevant administrative interpretations and judicial precedents as of the date hereof. There can be no assurance that positions contrary to those set forth in our opinion may not be taken by the Connecticut Department of Revenue Services or that a court considering the

Board of Directors

SI Financial Group, Inc.

issues would not make a determination contrary or inconsistent with our opinions. Also, if there is any change in the applicable law or regulations, or administrative or judicial interpretations thereof, any or all of the opinions expressed herein may become in applicable. We undertake no responsibility to update this opinion if such events occur.

No opinions should be inferred as to any other matters or as to the tax treatment of the transactions that we do not specifically address. We express no opinion as to other Connecticut laws or as to factual or legal matters other than as set forth herein.

This opinion letter is given solely for the benefit of the parties to the Plan, the shareholders of the Bank and Eligible Account Holders, Supplemental Eligible Account Holders and other investors who purchase pursuant to the Plan, and may not be relied upon by any other party or entity or referred to in any document without our express written consent.

We consent to the filing of this opinion as an exhibit to the Registrant Statement and to the reference to our firm under the heading “Legal and Tax Opinions” in the Prospectus, which is part of the Registration Statement as such may be amended or supplemented, or incorporated by reference in any Registration Statement covering additional shares of common stock to be issued or sold under the Plan that is filed pursuant to Rule 462(b) of the Securities Act of 1933 (the “Act”). In giving such consent, we do not hereby admit that we are experts or are otherwise within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Securities and Exchange Commision thereunder.

Verytruly yours,

/s/ Snyder & Haller, P.C.
Snyder & Haller, P.C.

Board of Directors

SI Financial Group, Inc.